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Resident Hong Kong Partners

Davis Polk & Wardwell Hong Kong Solicitors The Hong Kong Club Building 3A Chater Road Hong Kong	852 2533 3300 tel 852 2533 3388 fax	William F. Barron* Bonnie Chan* Karen Chan † Paul K. Y. Chow* † James C. Lin* Hong Kong Solicitors * Also Admitted in New York † Also Admitted in England and Wales	Gerhard Radtke* Martin Rogers † Patrick S. Sinclair* Miranda So* James Wadham † James Wadham †

July 6, 2018
Re:	Tencent Music Entertainment Group Confidential Submission of the Draft Registration Statement on Form F-1

Confidential

Draft Registration Statement

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Sir/Madam:

On behalf of Tencent Music Entertainment Group (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting the Company’s draft Registration Statement on Form F-1 (the “Registration Statement”) relating to a proposed initial public offering in the United States by the Company of American Depositary Shares (“ADSs”) representing the Company’s Class A ordinary shares. Subject to market conditions and the review of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), the Company expects to file a preliminary prospectus with a price range in late September 2018 and commence the offering in mid October 2018. The Company confirms that its securities have not been previously sold pursuant to an effective registration statement under the Securities Act of 1933, as amended. The Company also confirms that it will publicly file the registration statement previously submitted on a confidential basis at least 15 days prior to any road show in connection with the offering. A registration statement on Form F-6 relating to the ADSs will be filed with the Commission in due course. In accordance with the procedures of the Commission, the enclosed draft Registration Statement is being submitted to the Staff in draft form and for the Staff’s review on a confidential basis.

We respectfully advise the Commission that the Company has not included audited financial statements for the year ended December 31, 2015 and selected financial information for the years ended December 31, 2013, 2014 and 2015 pursuant to Instruction G to Form 20-F (First-Time Application of International Financial Reporting Standards), as the Company qualifies as an issuer that adopts the International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS, for the first time. As a first-time adopter of IFRS, the Company is permitted to (i) omit the earliest of the three years of audited financial statements required by Item 8.A.2 of Form 20-F, and (ii) present selected financial information for the two most recent financial years as opposed to the five most recent financial years required by Item 3.A of Form 20-F.

Davis Polk includes Davis Polk & Wardwell LLP and its associated entities.

Securities and Exchange Commission	2	July 6, 2018

If you have any questions regarding this submission, please contact James C. Lin at +852 2533-3368 (james.lin@davispolk.com) or Li He at +852 2533-3306 (li.he@davispolk.com).

Thanks for your time and attention.

Yours sincerely,

/s/ James C. Lin

cc:

Mr. Cussion Kar Shun Pang, Chief Executive Officer

Mr. Tony Cheuk Tung Yip, Chief Strategy Officer

Ms. Min Hu, Chief Financial Officer

Tencent Music Entertainment Group

Ms. Z. Julie Gao, Esq., Partner

Mr. Will H. Cai, Esq., Partner

Skadden, Arps, Slate, Meagher & Flom LLP

Ms. Shirley Yeung, Partner

PricewaterhouseCoopers Zhong Tian LLP